Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INTRODUCTION

On July 18, 2025, Maase Inc. (NASDAQ: MAAS) (the “Company” or “MAAS”, and together with its subsidiaries, the “MAAS Group”) entered into a transaction agreement to acquire 100% of the equity interest of Real Prospect Limited (the “Real Prospect”), for a consideration of a total of 98,002,174 Class A ordinary shares of a par value of US$0.09 each of MAAS, at a purchase price of US$1.5 per share. MAAS completed the acquisition of Real Prospect on October 28, 2025.

On July 28, 2025, MAAS entered into a transaction agreement to acquire 100% of the equity interest of Carve Group Ltd and its subsidiaries (collectively, the “Carve Group”), for a consideration of a total of 195,894,609 Class A ordinary shares of a par value of US$0.09 each of MAAS, at a purchase price of US$1.5 per share. MAAS completed the acquisition of Carve Group on August 27, 2025.

In September 2025, MAAS entered into an agreement with a third party to dispose of 100% equity interests in Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group (collectively, the “Puyi Group”), for a total cash consideration of RMB70 million. The Puyi Group historically constituted the MAAS Group’s wealth management segment, over which the MAAS Group exercised control through equity ownership or contractual agreement. The MAAS Group determined that the sale of Puyi Group represents a strategic shift that will have a major effect on the MAAS Group’s operations and financial results. Accordingly, the MAAS Group accounted for the sale of the Puyi Group as discontinued operations in the unaudited condensed consolidated financial statements of MAAS for the six months ended December 31, 2025.

In December 2025, AIFU Inc. completed the issuance of its 5,000,000 class B ordinary shares to a third party. Following this issuance, MAAS’ aggregate beneficial ownership of the total outstanding shares of AIFU Inc. was diluted to approximately 7.85%, and its aggregate voting power was diluted to approximately 16.75%. As a result of the AIFU reorganization, the MAAS Group no longer holds the controlling financial interest in AIFU Inc. and its subsidiaries (collectively, the “AIFU Group”). Accordingly, the AIFU Group was deconsolidated from the Group as of December 31, 2025 and the MAAS Group no longer conducts any material operations in the insurance agency business. Subsequent to the deconsolidation, the MAAS Group accounted for its equity ownership interest in AIFU at fair value through profit or loss. The deconsolidation of AIFU Group meets the discontinued operation criteria as it represented a strategic shift that has a major effect on the MAAS Group’s financial results. Accordingly, the MAAS Group accounted for the deconsolidation of AIFU Group as discontinued operations beginning in the unaudited condensed consolidated financial statements of MAAS for the six months ended December 31, 2025.

On January 23, 2026, MAAS entered into a transaction agreement to acquire 100% of the equity interests in Times Good Limited and its directly or contractually controlled subsidiaries (collectively, the “Times Good”) for a consideration of approximately RMB1.1 billion, consisting of (i) an aggregate 87,400,144 Class A ordinary shares of a par value of US$0.09 each of MAAS, at a purchase price of US$1.5 per share, and (ii) a cash payment of US$26 million. MAAS completed the acquisition of Times Good on March 30, 2026.

We refer to the above acquisitions, disposal and deconsolidation collectively, as the “Transactions”.

The unaudited pro forma condensed combined financial information and related notes have been derived from historical consolidated financial statements, and were prepared based on the most reliable information available to management, along with their estimates, and in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined financial information is for informational and illustrative purposes only and is not intended to be indicative of what actual results would have been had the Transactions occurred on the dates assumed, nor does such data purport to represent the consolidated financial results of the Company for future periods. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information reflects adjustments that, in the opinion of management, are necessary to present fairly pro forma financial position as of December 31, 2025 and results of operations for the six months ended December 31, 2025 and years ended June 30, 2025, 2024, and 2023.

The unaudited pro forma condensed financial information is based on historical financial statements of the Group as adjusted for the unaudited pro forma effects of the Transaction. There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical unaudited condensed consolidated financial statements and related notes of MAAS for the six months ended December 31, 2025 that were included in MAAS’ Current Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2026;

●	the historical audited consolidated financial statements and related notes of MAAS as of June 30, 2024 and 2025 and for the years ended June 30, 2023, 2024 and 2025 that were included in the Annual Report on Form 20-F for the year ended June 30, 2025 filed with SEC on October 29, 2025;

●	the historical audited combined financial statements and related notes of Carve Group and its subsidiaries as of June 30, 2024 and 2025 and for the years ended June 30, 2024 and 2025 that were included in MAAS’ Current Report on Form 6-K furnished with the SEC on February 13, 2026;

●	the historical audited combined financial statements and related notes of Real Prospect and its subsidiaries as of June 30, 2025 and for the year ended June 30, 2025 that were included in MAAS’ Current Report on Form 6-K furnished with the SEC on February 13, 2026; and

●	the historical audited combined financial statements of Times Good and its subsidiaries as of June 30, 2025 and for the year ended June 30, 2025 that were included in MAAS’ Current Report on Form 6-K furnished with the SEC on June 12, 2026.

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheets

As of December 31, 2025
(In thousands, except for shares and per share data)

	MAAS Group (Historical)	Times Good (Historical)	Transaction Accounting Adjustments	Note	Proforma As of December 31, 2025
	RMB	RMB	RMB		RMB

ASSETS:
Current assets:
Cash and cash equivalents	1,539	22,877	-		24,416
Restricted cash	-	8,420	-		8,420
Short term investments	818	-	-		818
Accounts receivable, net	57	9,953	-		10,010
Inventories, net	1,979,937	21,098	-		2,001,035
Other receivables, net	231,277	33,285	-		264,562
Amounts due from related parties	3,904	14,594	-		18,498
Other current assets	33,677	11,479	-		45,156
Total current assets	2,251,209	121,706	-		2,372,915

Non-current assets:
Property, plant, and equipment, net	16,982	1,085	-		18,067
Intangible assets, net	77,715	-	(A)103,577	(A)	181,292
Goodwill, net	992,839	-	(A)1,131,194	(A)	2,124,033
Investments in affiliates	113,262	-	-		113,262
Right of use assets	1,800	1,099	-		2,899
Total non-current assets	1,202,598	2,184	1,234,771		2,439,553
Total assets	3,453,807	123,890	1,234,771		4,812,468

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheets

As of December 31, 2025 (continued)
(In thousands, except for shares and per share data)

	MAAS Group (Historical)	Times Good (Historical)	Transaction Accounting Adjustments	Note	Proforma As of December 31, 2025
	RMB	RMB	RMB		RMB

LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan	-	184,607	-		184,607
Accounts payable	682	9,596	-		10,278
Contract liabilities	7,391	13,820	-		21,211
Other payables and accrued expenses	12,721	47,402	(B)179,709 (E)749	(B)(E)	240,581
Accrued payroll	921	667	-		1,588
Amounts due to related parties	19,375	48	-		19,423
Income taxes payable	-	987	-		987
Current operating lease liabilities	572	487	-		1,059
Long-Term Loan, Current Portion	758	50	-		808
Total current liabilities	42,420	257,664	180,458		480,542

Non-current liabilities:
Long-term loan	1,160	4,950	-		6,110
Deferred tax liabilities	16,234	-	(A)15,537	(A)	31,771
Non-current operating lease liabilities	1,334	549	-		1,883
Total non-current liabilities	18,728	5,499	15,537		39,764
Total liabilities	61,148	263,163	195,995		520,306

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheets

As of December 31, 2025 (continued)
(In thousands, except for shares and per share data)

	MAAS Group (Historical)	Times Good (Historical)	Transaction Accounting Adjustments	Note	Proforma As of December 31, 2025
	RMB	RMB	RMB		RMB

Commitments and contingencies
Mezzanine equity:
Redeemable ordinary shares	49,039	-	-		49,039
Shareholders’ Equity:
Class A ordinary shares	201,199	11,374	(B)54,369 (C)(11,374)	(B)(C)	255,568
Class B Ordinary shares	4,379	-	-		4,379
Treasury stock	(29)	-	-		(29)
Additional paid-in capital	4,638,315	-	(B)851,782	(B)	5,490,097
Statutory reserves	-	-	-		-
Accumulated deficit	(1,502,858)	(144,747)	(C)144,748 (E)(749)	(C)(E)	(1,503,606)
Accumulated other comprehensive loss	2,614	-	-		2,614
Total Maase Inc. shareholders’ equity	3,343,620	(133,373)	1,038,776		4,249,023
Noncontrolling interests	-	(5,900)	-		(5,900)
Total shareholders’ equity	3,343,620	(139,273)	1,038,776		4,243,123
Total liabilities, mezzanine equity and shareholders’ equity	3,453,807	123,890	1,234,771		4,812,468

Note: The MAAS Group column reflects the historical consolidated balance sheet as of December 31, 2025, which reflects the deconsolidation of the AIFU Group and disposal of the Puyi Group as discontinued operations, and the acquisition of Carve Group and Real Prospect. Times Good is presented assuming the acquisition occurred on December 31, 2025.

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

For the Six Months Ended December 31, 2025

(In thousands, except for shares and per share data)

	MAAS Group (Historical)	Carve Group (Historical)	Real Prospect (Historical)	Times Good (Historical)	Transaction Accounting Adjustments	Note	Proforma For the Six Months Ended December 31, 2025
	RMB	RMB	RMB	RMB	RMB		RMB

Net revenues	3,138	572	4,559	86,039	-		94,308
Operating costs and expenses:
Cost of revenues	(2,673)	(401)	(3,926)	(67,632)	-		(74,632)
Selling expenses	(370)	(6)	(666)	(7,593)	-		(8,635)
General and administrative expenses	(18,669)	(586)	(404)	(7,293)	(D)(2,072) (E)(749) (H)(2,166) (K)(483)	(D)(E) (H)(K)	(32,422)
Research and development expenses	(227)	(158)	-	(3,692)	-		(4,077)
Total operating costs and expenses	(21,939)	(1,151)	(4,996)	(86,210)	(5,470)		(119,766)
Impairment loss	-	-	-	415	-		415
Loss from operations	(18,801)	(579)	(437)	244	(5,470)		(25,043)
Other income (loss), net:
Net loss from fair value change	(1,329)	-	-	-	-		(1,329)
Investment loss from short-term investments		-	-	758	-		758
Investment loss from derivative financial assets		-	-	145	-		145
Interest income, net	(46)	-	(66)	(15,375)	-		(15,487)
Others, net	133	116	114,237	(547)	-		113,939
Loss before income taxes and share of loss of affiliates	(20,043)	(463)	113,734	(14,775)	(5,470)		72,983
Income tax benefit (expense)	1,095	-	-	-	(F)311 (G)423 (I)542 (J)542 (L)24 (M)24	(F)(G) (I)(J) (L)(M)	2,961
Share of loss of affiliates	(1,225)	-	-	-	-		(1,225)
Net loss from continuing operations	(20,173)	(463)	113,734	(14,775)	(3,604)		74,719
Less: net loss from continuing operations attributable to the noncontrolling interests	-	-	-	(589)	-		(589)
Net loss attributable to owners of MAAS	(20,173)	(463)	113,734	(14,186)	(3,604)		75,308
Net loss per share from continuing operations
Basic	(0.116)						0.277
Diluted	(0.116)						0.277
Weighted average shares outstanding:
Basic	184,208,961				(B)87,400,144	(B)	271,609,105
Diluted	184,208,961				(B)87,400,144	(B)	271,609,105

Note: The MAAS Group column reflects the historical consolidated statements of operations and comprehensive loss for the six months ended December 31, 2025, which reflects the deconsolidation of the AIFU Group and disposal of the Puyi Group as discontinued operations and the post-acquisition 4 months of Carve Group (acquired in August 2025) and the post-acquisition 2 months of Real Prospect (acquired in October 2025). The Carve Group column reflects the historical combined statements of operations and comprehensive loss for Carve Group for the pre-acquisition period of 2 months and the Real Prospect column reflects the historical combined statements of operations and comprehensive loss for Real Prospect for the pre-acquisition 4 months. The Times Good column reflects the historical combined statements of operations and comprehensive loss for Times Good for the six months ended December 31, 2025.

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

For the Year Ended June 30, 2025

(In thousands, except for shares and per share data)

					Pro Forma Adjustments				Proforma For the year
	MAAS Group (Historical)	Carve Group (Historical)	Real Prospect (Historical)	Times Good (Historical)	Puyi Group (Historical)	AIFU Group (Historical)	Transaction Accounting Adjustments	Note	Ended June 30, 2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB		RMB

Net revenues	781,216	3,482	189	136,801	(53,820)	(728,162)	(AA)766	(AA)	140,472
Operating costs and expenses:
Cost of revenues	(397,359)	(2,251)	(588)	(109,340)	6,880	391,102	(AA)(623)	(AA)	(112,179)
Selling expenses	(77,120)	(147)	(1)	(8,839)	8,663	68,546	-		(8,898)
General and administrative expenses	(556,780)	(2,208)	(954)	(19,160)	96,835	371,523	(D)(4,143) (E)(766) (N)(551) (O)(12,997) (R)(551) (S)(1,450) (AA)82,979	(D)(E) (N)(O) (R)(S) (AA)	(48,223)
Research and development expense	-	(876)	-	(14,336)	-	-	-		(15,212)
Total operating costs and expenses	(1,031,259)	(5,482)	(1,543)	(151,675)	112,378	831,171	61,898		(184,512)
Impairment loss	(441,298)	-	-	(13,526)	-	277,180	(AA)164,118	(AA)	(13,526)
Loss from operations	(691,341)	（2,000)	(1,354)	(28,400)	58,558	380,189	226,782		(57,566)
Other income (loss), net:
Gain on disposal of subsidiaries	897,398	-	-	-	-	(902,398)	(AA)5,000	(AA)	-
Net loss from fair value change	(279)	(6)	-	-	(152)	431	-		(6)
Derecognition of a contingent consideration	(22,267)	-	-	-	-	22,267	-		-
Investment income related to the realized gain on available-for-sale investments	27,502	23	-	-	4,539	(27,042)	(AA)(1,018,684)	(AA)	(1,013,662)
Interest income, net	28,297	-	-	(22,710)	(9,213)	(18,935)	-		(22,561)
Impairment loss on goodwill	-	-	-	(13,501)	-	-	-		(13,501)
Investment loss from derivative financial assets	-	-	-	(2,479)	-	-			(2,479)
Others, net	(591,676)	77	-	27	87,866	489,064			(14,642)
Loss before income taxes and share of loss of affiliates	(352,366)	(1,906)	(1,354)	(67,063)	141,598	(56,424)	(786,902)		(1,124,417)
Income tax benefit (expense)	19,642	-	-	(33)	(11,184)	93,115	(P)3,249 (Q)3,387 (T)72 (U)100 (V)621 (W)736 (AA) (101,573) (AB)(2)	(P)(Q) (T)(U) (V)(W) (AA) (AB)	8,130
Share of loss of affiliates	(3,834)	130	-	-	-	3,834			130
Net loss from continuing operations	(336,558)	(1,776)	(1,354)	(67,096)	130,414	40,525	(880,312)		(1,116,157)
Less: net loss from continuing operations attributable to the noncontrolling interests	(172,676)	-	-	(266)	-	55,297	(AA)117,380	(AA)	(265)
Net loss attributable to owners of MAAS	(163,882)	(1,776)	(1,354)	(66,830)	130,414	(14,772)	(997,692)		(1,115,892)
Net loss per share from continuing operations
Basic	(21.817)								(2.869)
Diluted	(21.645)								(2.869)
Weighted average shares outstanding:
Basic	7,609,798						(B)87,400,144 (AC)195,894,609 (AD)98,002,174	(B) (AC) (AD)	388,906,725
Diluted	7,609,798						(B)87,400,144 (AC)195,894,609 (AD)98,002,174	(B) (AC) (AD)	388,906,725

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Loss

For the Year Ended June 30, 2024

(In thousands, except for shares and per share data)

		Pro Forma Adjustments				Proforma For the year
	MAAS Group (Historical)	Puyi Group (Historical)	AIFU Group (Historical)	Transaction Accounting Adjustments	Notes	Ended June 30, 2024
	RMB	RMB	RMB	RMB		RMB

Net revenues	963,212	(64,158)	(901,063)	(AA)2,009	(AA)	-
Operating costs and expenses:
Cost of revenues	(568,278)	17,600	551,247	(AA)(569)	(AA)	-
Selling expenses	(76,733)	18,422	58,919	(AA)(698)	(AA)	(90)
General and administrative expenses	(355,252)	68,177	238,686	(AA)40,782	(AA)	(7,607)

Total operating costs and expenses	(1,000,263)	104,199	848,852	39,515		(7,697)
Impairment loss	(426,410)	-	-	(AA)426,410	(AA)	-
Loss from operations	(463,461)	40,041	(52,211)	467,934		(7,697)
Other income (loss), net:
Net loss from fair value change	(73,761)	-	73,761	-		-
Investment income related to the realized gain on available-for-sale investments	22,016	(5,617)	(21,493)	(AA)5,094	(AA)	-
Interest income, net	16,251	(8,474)	(7,258)	-		519
Others, net	(2,149)	2,021	292	-		164
Loss before income taxes and share of loss of affiliates	(501,104)	27,971	(6,909)	473,028		(7,014)
Income tax benefit (expense)	(13,526)	16,677	7,240	(AA)(10,391) (AB)(12)	(AA)(AB)	(12)
Share of (loss)/income of affiliates	(1,218)	-	1,218	-		-
Net loss from continuing operations	(515,848)	44,648	1,549	462,625		(7,026)
Less: net loss from continuing operations attributable to the noncontrolling interests	(224,476)	-	6,407	(AA)218,069	(AA)	-
Net loss from continuing operations attributable to owners of MAAS	(291,372)	44,648	(4,858)	244,556		(7,026)
Net loss per share from continuing operations
Basic	(112.982)					(2.717)
Diluted	(114.205)					(2.717)
Weighted average shares outstanding:
Basic	2,586,237					2,586,237
Diluted	2,586,237					2,586,237

MAASE INC. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Income/Loss

For the Year Ended June 30, 2023

(In thousands, except for shares and per share data)

		Pro Forma Adjustments			Proforma For the year
	MAAS Group (Historical)	Puyi Group (Historical)	Transaction Accounting Adjustments	Notes	Ended June 30, 2023
	RMB	RMB	RMB		RMB

Net revenues	114,440	(114,440)	-		-
Operating costs and expenses:
Cost of revenues	(20,285)	20,285	-		-
Selling expenses	(60,560)	60,560	-		-
General and administrative expenses	(92,399)	90,315	-		(2,084)
Total operating costs and expenses	(173,244)	171,160	-		(2,084)
Loss from operations	(58,804)	56,720	-		(2,084)
Other income (loss), net:
Investment income related to the realized gain on available-for-sale investments	13,561	(13,561)	-		-
Interest income, net	8,591	(8,462)	-		129
Others, net	1,660	(1,503)	-		157
Loss before income taxes and share of loss of affiliates	(34,992)	33,194	-		(1,798)
Income tax expense	(8,585)	8,578	-		(7)
Net loss from continuing operations	(43,577)	41,772	-		(1,805)
Less: net loss from continuing operations attributable to the noncontrolling interests	-	-	-		-
Net loss from continuing operations attributable to owners of MAAS	(43,577)	41,772	-		(1,805)
Net loss per share from continuing operations
Basic	(43.35)				(1.796)
Diluted	(43.35)				(1.796)
Weighted average shares outstanding:
Basic	1,005,244				1,005,244
Diluted	1,005,244				1,005,244

Note: The unaudited pro forma condensed financial information for the year ended June 30, 2023 reflects only the effect of the disposal of the Puyi Group as discontinued operations. As the MAAS Group did not acquire the AIFU Group until the end of December 2023, no profits of the AIFU Group for the year ended June 30, 2023 have been included.

MAASE INC. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(In thousands, except for shares)

1. Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared from the MAAS Group’s historical accounting records and in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the completed acquisition of Times Good as if it occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations and comprehensive loss give effect to the Transactions as if they had occurred on July 1, 2024 for certain transaction accounting adjustments, except for the following:

●	Puyi Disposal: Presented as if it occurred on July 1, 2022 for statement of operations purposes, reflecting 12 months of PUYI operations for fiscal years 2023, 2024, and 2025.

●	AIFU Deconsolidation: Presented as if it occurred on December 31, 2023 for statement of operations purposes, reflecting 6 months of AIFU operations for fiscal year 2024 and 12 months for fiscal year 2025.

Previously eliminated intercompany activity that will continue following these transactions is reflected as a transaction accounting adjustment for all periods presented.

The Pro Forma Adjustments columns represent the removal of their results of operations of the AIFU Group and the Puyi Group from the MAAS Group’s continuing operations.

The unaudited pro forma condensed consolidated financial statements do not project the Company’s future consolidated financial statements, nor are they intended to represent or indicate the actual consolidated financial statements that the Company would have had if the Transactions had occurred on the indicated dates. Furthermore, the unaudited pro forma condensed consolidated financial statements do not reflect the realization of any expected cost savings, synergies, or dis-synergies resulting from the Transactions, and they do not encompass all actions that the Company undertake subsequent to the closing of the Transactions.

2. Preliminary Purchase Price Allocation

(1) Preliminary purchase price allocation for the acquisition of Carve Group:

MAAS accounted for the acquisition of Carve Group and its subsidiaries as a business combination under U.S. GAAP. The total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The purchase price exceeded the net fair value of the identifiable assets, resulting in the recognition of goodwill.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred:
Stock consideration	2,102,028
Total fair value of purchase price	2,102,028

No contingent consideration was included in the transaction, as the offer was structured as an unconditional cash purchase. Therefore, the total consideration transferred is RMB2.1 billion.

The following table summarizes the fair value of the identifiable net assets of Carve Group and its subsidiaries as of August 31, 2025:

Description	Estimated Fair Value
Assets acquired	RMB
Cash and cash equivalents and restricted cash	120
Short term investments	306
Accounts receivable and contract assets	185
Amounts due from related parties	100
Other receivables and current assets	544
Inventories	1,973,463
Investments in affiliates	244
Property, plant, and equipment, net	10,231
Intangible asset	66,910
- Software Copyright	9,425
- Patent right	11,766
- Trademark rights	12,398
- Management Team	8,223
- Customer Relations and Sales Channels	9,109
- Scientific Research Collaboration and Intellectual Property Coordination	7,148
- Supply Chain and Production Qualifications	8,350
- Other Intangible Asset	491
Goodwill	84,962
Right of use asset	105
Total assets acquired	2,137,170

Liabilities Assumed
Accounts payables	126
Contract liabilities	233
Other payable and accrued expenses	17,730
Accrued payroll	139
Operating lease liabilities	309
Deferred tax liabilities	16,605
Total liabilities assumed	35,142
Total identifiable net assets acquired	2,102,028

Goodwill is recognized as a separate asset as the aggregate of (1) the consideration transferred (in accordance with ASC 805, generally at acquisition-date fair value), (2) the fair value of any non-controlling interests, and (3) the fair value of the acquirer’s previously-held equity interest, less the fair value of the net identifiable assets. The pro forma balance sheet includes preliminary goodwill of RMB84,962, representing the excess of purchase consideration over the fair value of identifiable net assets acquired. This amount is subject to final adjustment during the measurement period, not to exceed one year post-acquisition.

As of June 30, 2025
RMB

Fair value of the consideration	2,102,028
Less: Recognized value of the identifiable net assets acquired	2,017,066
Goodwill recognized on consolidated level	84,962

(2) Preliminary purchase price allocation for the acquisition of Real Prospect:

MAAS accounted for the acquisition of Real Prospect and its subsidiaries as a business combination under U.S. GAAP. The total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The purchase price exceeded the net fair value of the identifiable assets, resulting in the recognition of goodwill.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	1,043,547
Total fair value of purchase price	1,043,547

No contingent consideration was included in the transaction, as the offer was structured as an unconditional cash purchase. Therefore, the total consideration transferred is RMB1.0 billion.

The following table summarizes the fair value of the identifiable net assets of Real Prospect and its subsidiaries as of October 31, 2025:

Description	Estimated Fair Value
Assets acquired	RMB
Cash and cash equivalents and restricted cash	2,392
Accounts receivable and contract assets	376
Amounts due from related parties	35,791
Other receivables and current assets	2,800
Inventories	2,453
Investments in affiliates	114,244
Property, plant, and equipment, net	6,925
Goodwill	907,877
Intangible asset	15,411
- Software Copyright	5,315
- Patent right	3,865
- Trademark rights	5,315
- Other Intangible Asset	916
Right of use asset	663
Total assets acquired	1,088,932

Liabilities Assumed
Accounts payables	384
Contract liabilities	7,116
Other payable and accrued expenses	4,389
Accrued payroll	350
Long-term loan	2,048
Operating lease liabilities	572
Deferred tax liabilities	726
Amount due to related parties	29,800
Total liabilities assumed	45,385
Total identifiable net assets acquired	1,043,547

Goodwill is recognized as a separate asset as the aggregate of (1) the consideration transferred (in accordance with ASC 805, generally at acquisition-date fair value), (2) the fair value of any non-controlling interests, and (3) the fair value of the acquirer’s previously-held equity interest, less the fair value of the net identifiable assets. The pro forma balance sheet includes preliminary goodwill of RMB 907,877, representing the excess of purchase consideration over the fair value of identifiable net assets acquired. This amount is subject to final adjustment during the measurement period, not to exceed one year post-acquisition.

As of June 30, 2025
RMB

Fair value of the consideration	1,043,547
Less: Recognized value of the identifiable net assets acquired	135,670
Goodwill recognized on consolidated level	907,877

(3) Preliminary purchase price allocation for the acquisition of Times Good:

Under the purchase method of accounting, the identifiable assets acquired and liabilities assumed are recorded at fair values. The purchase price allocation provided in the pro forma condensed combined financial statements is based on estimates of the fair value of the assets acquired and liabilities assumed that were determined by the independent appraisers retained by the Company.

The purchase price, as provided in the transaction agreement with respect to Times Good, provides for the sellers to receive 87,400,144 Class A ordinary shares of the Company, and US$26.0 million in cash consideration. The 87,400,144 Class A ordinary shares were fairly valued, taking into consideration a liquidity discount reflecting the 60-month resale restriction on the issued shares.

RMB (In thousands)
Estimated fair value of Class A ordinary shares issued	906,151
Cash	179,709
Estimated fair value of consideration transferred	1,085,860

The Company’s unaudited pro forma purchase price allocation includes certain identifiable intangible assets with an estimated fair value of approximately RMB103,577. These intangible assets consist of brands, domain names and trademarks. Brands and domain names are determined to possess an indefinite useful life; consequently, no amortization expense is recognized for them, and they are subject to annual impairment testing in accordance with ASC 350. Trademarks have a finite useful life of 10 years and are amortized using the straight-line method over that period.

Goodwill represents the amount of the purchase price in excess of the amounts assigned to the fair value of the Times Good’s assets acquired and the liabilities assumed. Goodwill will not be amortized, but will be tested for impairment at least annually for events or circumstances that may indicate a possible impairment exists. In the event management determines that the value of goodwill has been impaired, we will incur an impairment charge during the period in which the determination is made.

The fair value of the identifiable intangible assets acquired was estimated using a combination of different methods under the cost-based approach. The cost-based approach is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that convert anticipated economic benefits into a present single amount. This valuation technique requires us to make certain assumptions about future operating and financial performance and cash flow, and other such variables which are discounted to present value using a discount rate that reflects the risk factors associated with future cash flow, the characteristics of the assets acquired, the relationship between the assets acquired and the business as a whole, and the experience of the acquired business. Such valuation methodologies and estimates are subject to change, possibly materially, as additional information becomes available and as additional analyses are performed.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the pro forma adjustments’ column of the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations and comprehensive loss include the following:

(A) Reflects adjustments to record the fair value of Times Good’s identifiable intangible, specifically trademark rights, brands and domain names, assets totaling RMB103,577, and the recognition of a corresponding deferred tax liability of RMB15,537 arising from the difference between the tax base and the accounting basis of the intangible assets. Assuming the acquisition is completed on December 31, 2025, amortization expense totaling RMB2,072, and the resulting goodwill of RMB1,131,194 recognized upon completion of the acquisition. Assuming the acquisition is completed on June 30, 2025, amortization expense totaling RMB4,143, and the resulting goodwill of RMB1,117,007 recognized upon completion of the acquisition.

(B) Reflects adjustments to record the issuance of 87,400,144 Class A ordinary shares of MAAS (par value: US$0.09 per share), as consideration shares at a purchase price of US$1.5 per share, together with a cash consideration of US$26 million (equivalent to approximately RMB179,709). The total consideration is paid for the acquisition of Times Good and its subsidiaries, and the cash shall be paid within 365 days after the closing of the transaction contemplated under the Transaction Agreement.

(C) Reflects the adjustments to record the elimination of MAAS’ long-term investment of Times Good and Times Good’s net asset.

(D) Reflects the adjustments to record the amortization of Times Good’s intangible assets. Assuming the acquisition is completed on December 31, 2025, amortization expense totaling RMB2,072. Assuming the acquisition is completed on June 30, 2025, amortization expense totaling RMB4,143. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cash flow that the consumer relationships will contribute each year.

(E) Reflects adjustments to eliminate RMB766 of non-recurring merger transaction expenses incurred by MAAS and Times Good, assuming the acquisition closes on June 30, 2025. To eliminate RMB749 of non-recurring merger transaction expenses incurred by MAAS and Times Good, assuming the acquisition closes on December 31, 2025.

(F) Reflects the adjustments to record the reversal of Times Good’s deferred tax liabilities in the amount of RMB311, attributable to the amortization of identifiable intangible assets.

(G) Reflects the adjustments to record the tax benefit of RMB423 for Times Good, which relates to the adjustments made to incremental amortization and transaction costs.

(H) Reflects the adjustments to record the amortization of Carve Group’s intangible assets. The acquisition is completed on August 31, 2025, amortization expense totaling RMB2,166. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cash flow that the consumer relationships will contribute each year.

(I) Reflects the adjustments to record the reversal of Carve Group’s deferred tax liabilities in the amount of RMB542, attributable to the amortization of identifiable intangible assets.

(J) Reflects the adjustments to record the tax benefit of RMB542 for Carve Group, which relates to the adjustments made to incremental amortization.

(K) Reflects the adjustments to record the amortization of Real Prospect’s intangible assets. The acquisition is completed on October 31, 2025, amortization expense totaling RMB483. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cash flow that the consumer relationships will contribute each year.

(L) Reflects the adjustments to record the reversal of Real Prospect’s deferred tax liabilities in the amount of RMB24, attributable to the amortization of identifiable intangible assets.

(M) Reflects the adjustments to record the tax benefit of RMB24 for Real Prospect, which relates to the adjustments made to incremental amortization.

(N) Reflects the adjustments to record the elimination of RMB551 in transaction expenses related incurred by MAAS and Carve Group for the merger, which will not be recurring after the completion of the merger.

(O) Reflects the adjustments to record the amortization of Carve Group’s intangible assets. Assuming the acquisition is completed on June 30, 2025, amortization expense totaling RMB12,997. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cash flow that the consumer relationships will contribute each year.

(P) Reflects the adjustments to record the reversal of Carve Group’s deferred tax liabilities in the amount of RMB3,249, attributable to the amortization of identifiable intangible assets.

(Q) Reflects the adjustments to record the tax benefit of RMB3,387 for Carve Group, which relates to the adjustments made to incremental amortization and transaction costs.

(R) Reflects the adjustments to record the elimination of RMB551 in transaction expenses related incurred by MAAS and Real Prospect for the merger, which will not be recurring after the completion of the merger.

(S) Reflects the adjustments to record the amortization of Real Prospect’s intangible assets. Assuming the acquisition is completed on June 30, 2025, amortization expense totaling RMB1,450. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cash flow that the consumer relationships will contribute each year.

(T) Reflects the adjustments to record the reversal of Real Prospect’s deferred tax liabilities in the amount of RMB72, attributable to the amortization of identifiable intangible assets.

(U) Reflects the adjustments to record the tax benefit of RMB100 for Real Prospect, which relates to the adjustments made to incremental amortization and transaction costs.

(V) Reflects the adjustments to record the reversal of Times Good’s deferred tax liabilities in the amount of RMB621, attributable to the amortization of identifiable intangible assets.

(W) Reflects the adjustments to record the tax benefit of RMB736 for Times Good, which relates to the adjustments made to incremental amortization and transaction costs.

(X) Historical Puyi Group in the unaudited pro forma condensed consolidated financial statements represents the historical financial results directly attributable to the Puyi Group in accordance with Subtopic ASC 205-20. It removes assets, liabilities and operating results pertaining to the Puyi Group that were transferred in connection with the sale.

(Y) Reflects the adjustment of revenues and expenses provided by the MAAS Group to the Puyi Group that were historically recorded as intercompany transactions and eliminated in consolidation.

(Z) Historical AIFU Group in the unaudited pro forma condensed consolidated financial statements represents the historical financial results directly attributable to the AIFU Group in accordance with Subtopic ASC 205-20. It removes assets, liabilities and operating results pertaining to the AIFU Group that were derecognized upon deconsolidation.

(AA) Reflects (i) the reclassification of revenues and expenses arising from transactions between the MAAS Group and the AIFU Group that were historically eliminated in consolidation, and (ii) the elimination of amortization expense related to identifiable intangible assets and impairment losses recognized in connection with the MAAS Group’s historical acquisition of AIFU. Following the deconsolidation of the AIFU Group, such intercompany transactions are no longer eliminated and are recognized as transactions with third parties. In addition, the related intangible assets and goodwill are no longer included in the MAAS Group’s consolidated financial statements, and the associated amortization and impairment charges, which are nonrecurring in nature, have been removed in the unaudited pro forma condensed consolidated financial statements.

(AB) Reflects the estimated income tax impact of the transaction accounting adjustments relating to the deconsolidation of the AIFU Group, including the income tax impact on the estimated loss on disposition.

(AC) Reflects the adjustments to record the issuance of 195,894,609 Class A ordinary shares of MAAS as consideration for the acquisition of Carve Group and its subsidiaries.

(AD) Reflects the adjustments to record the issuance of 98,002,174 Class A ordinary shares of MAAS as consideration for the acquisition of Real Prospect and its subsidiaries.